
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2011

Mr. Zhuangyi Wang
QKL Stores, Inc.
c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

> **Re: QKL Stores, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 17, 2010**
> **File No. 333-167087**

Dear Mr. Wang:

   We have reviewed your response letter and amendment no. 2 to your Form S-1 filed December 17, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Shares Issued to the Selling Stockholders, page 3

1. We note your revisions in response to comment 2 of our August 6, 2010 letter, but we continue to note that your disclosure on page 3 is inconsistent with your disclosure beginning on page 24 under "Selling Stockholders" and your table on page 26. For example:

   - Your disclosure on page 3 indicates that 299,999 shares of common stock and 91,176 shares of common stock underlying Series A Warrants are being registered for resale by Yang Miao and Fang Chen. This is inconsistent with your disclosure on page 25 that 57,565 shares of common stock are being registered for resale by Miao and Chen. This, in turn, is inconsistent with your table on page 26 showing that a total of 62,413 shares of common stock are being registered for resale by Miao and Chen,

   - Your disclosure in the fourth paragraph on page 3 regarding the manner in which Menlo Venture Partners, LLC received its shares is inconsistent with the third bullet point on page 24, and

- Your disclosure in the third paragraph on page 3 regarding the amount of common stock being registered for resale by Robert Scherne, 21,000, is inconsistent with the amount of common stock being registered for resale by Mr. Scherne, 17,000, as reflected in your table on page 25.

  Also briefly describe in the summary section how the selling stockholders reflected in the selling stockholder table under "Stockholders who Acquired their shares prior to the Reverse Merger and Private Placement" and "Other Investors" acquired their shares.

Reverse Merger and Private Placement Transaction, page 3

2. We reissue comment 3 of our August 6, 2010 letter. We understand that each Series A and Series B Warrant is exercisable for one share of common stock, and that the number of whole Warrants issued to investors was based on 0.625 times the number of preferred stock investors purchased in the private placement transaction. Nevertheless, your disclosure in the sixth paragraph on page 3 continues to state that you sold 9,117,647 units in the private placement and each unit issued in the Private Placement "consist[ed] of one share of Series A Preferred Stock…, one Series A Warrant and one Series B Warrant…." Conversely, your response to our prior comment and the Securities Purchase Agreement confirm that each unit actually consisted of one share of Series A Preferred Stock, a 0.625 interest in a Series A Warrant, and a 0.625 interest in a Series B Warrant. Please revise the first sentence of the sixth paragraph to reflect what each unit represented, as opposed to the amount of common stock into which each Warrant is convertible.

Selling Stockholders, page 24

3. We note your response to comment 6 of our August 6, 2010 letter. In the disclosure before the table, please also briefly discuss how Warberg Opportunistic Trading Fund, LP acquired its shares. Also change the footnote related to this seller in the table to (17).

4. It appears that the total amounts in the first and last columns of your table are inaccurate. Please revise. Also complete the second sentence in footnote (16).

Agreements Executed in Connection with Our Public Offering, page 67

5. We note that your descriptions of the Waiver to Registration Rights Agreement and Waiver to Securities Purchase Agreement on page 67 state that they were entered into on October 16, 2009 and made "solely with respect to this offering." We note that identical disclosure is contained in your Form S-1 File No. 333-162150 that went effective on November 19, 2009, and that the waiver agreements, included as exhibits 10.23 and 10.24 to that filing, appear to be limited in applicability to that offering. Therefore, it appears that the October 16, 2009 waiver agreements do not apply to this offering as you indicate. Please advise and revise your disclosure accordingly.

Executive Compensation, page 75

6.   Please update your executive compensation disclosure to provide compensation information for the fiscal year ended December 31, 2010. For guidance, refer to 217.11 of our Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Signature, page II-7

7.   Please ensure that your signature certification language references the correct amendment number. We note that you reference Amendment No. 1 in this Amendment No. 2 to your Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
      Loeb & Loeb LLP
      Via Fax (212) 407-4990